Exhibit 99.1

Press Release	Media Contact
Matthias Link
T +49 6172 609-2872
matthias.link@fresenius.com

Contact for analysts and investors
Dr. Dominik Heger
T +49 6172 609-2601
dominik.heger@fmc-ag.com

www.freseniusmedicalcare.com

December 22, 2017

Fresenius Medical Care expects material positive effects from US tax reform

Fresenius Medical Care, the world’s largest provider of dialysis products and services, expects material positive effects from the tax reform legislation signed into law in the United States today. The new law goes into effect on January 1, 2018.

In particular, the new legislation triggers the re-evaluation of deferred tax liabilities. This results in a one-time book gain of around 200 million Euros, to be reflected in 2017 Earnings After Tax.

On February 27, 2018 the company will release its 2017 business results and discuss the ongoing tax effect as part of its guidance for 2018.

Fresenius Medical Care is the world’s largest provider of products and services for individuals with renal diseases of which around 3 million patients worldwide regularly undergo dialysis treatment. Through its network of 3,714 dialysis clinics, Fresenius Medical Care provides dialysis treatments for 317,792 patients around the globe. Fresenius Medical Care is also the leading provider of dialysis products such as dialysis machines or dialyzers. Along with the core business, the company focuses on expanding the range of related medical services in the field of Care Coordination. Fresenius Medical Care is listed on the Frankfurt Stock Exchange (FME) and on the New York Stock Exchange (FMS).

For more information visit the Company’s website at www.freseniusmedicalcare.com.

Disclaimer

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA’s reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release.